[MORRISON | FOERSTER LETTERHEAD]

October 19, 2005

Via Edgar and Overnight Mail

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:      Integrated Healthcare Holdings, Inc.
         Form 10-KSB for the year ended December 31, 2004
         Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 Form 8-K/A dated March 3, 2005 filed June 8, 2005

Dear Mr. Rosenberg:

On behalf of Integrated Healthcare Holdings, Inc. (the "Company"), we are writing to respond to the comments raised by the Staff of the Securities and Exchange Commission (the "Staff") regarding the Company's Form 10-KSB for the year ended December 31, 2004, Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 and Form 8-K/A dated March 3, 2005 filed June 8, 2005, in the Staff's letter dated September 21, 2005.

Concurrently with the filing of this letter, we are providing you with courtesy copies of proposed amendments to the Company's Form 10-KSB for the year ended December 31, 2004, Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005, and Form 8-K/A dated March 3, 2005 filed June 8, 2005. These proposed amendments have not yet been filed, but show in redline the proposed changes that are discussed in this letter.

The italicized numbered responses set forth below contain each of the Staff's comments, and our responses follow each numbered comment.

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Two


Form 10-KSB for the year ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1. Comment: We note the audit report of Ramirez International Financing & Accounting Services, Inc. relied on the report of another auditor for financial information as of and through June 30, 2003. Please file this audit report as required by Rule 2-05 of Regulation S-X.

     Response: In response to the Staff's comment, the Company will amend its Form 10-KSB for the year ended December 31, 2004 to include the audit report from the predecessor auditor as of and through June 30, 2003 that was originally included in the Company's Form 10-KSB for the year ended June 30, 2003. This audit report, in turn, makes reference to a predecessor auditor's report dated September 28, 1999 on the Company's financial statements as of June 30, 1999 and the periods then ended. The Company respectfully requests that the staff not require that the Company file the report of the predecessor's predecessor, because (a) the Company understands that the individual practitioner who issued the September 28, 1999 report is no longer active and may be deceased; (b) as demonstrated in the Company's Form 10-Q for the period ended March 31, 2005, amounts reported on by this practitioner will not be included in future filings as a result of the Company exiting the development phase; and (c) the amounts reported on by the practitioner are immaterial to the Company's current operations (the report of the predecessor auditor indicates that the financial statements of the Company for the period from its inception on July 31, 1984 to June 30, 1999 reflect an aggregate net loss of $129,168).

Form 8-K/A filed June 8, 2005

Exhibit 99.12: Unaudited Pro Forma Condensed Consolidated Financial Statements of IHHI

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

2. Comment: Please revise your footnotes to clearly disclose the amounts of each individual adjustment and how you determined them. Further, disclose each pro forma adjustment separately on the face of the pro forma financial statements rather than combining several pro forma adjustments in one amount. For example, please refer to your pro forma adjustments to "Current portion of debt & capital leases" and "Accumulated (deficit) earnings" on the face of the pro forma condensed consolidated balance sheet.

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Three


     Response: In response to the Staff's comment, the Company will amend the footnotes in its Form 8-K/A to clearly disclose the amounts of each pro forma adjustment and will separately disclose each adjustment on the face of the pro forma financial statements. Please refer to revised pro forma financial statements contained in the attached draft of the Company's amended Form 8-K/A.

3. Comment: Please refer to footnote one. You disclose that IHHI assumed capital lease obligations but your purchase price allocation does not include these assumed liabilities. Please revise your purchase price allocation to include liabilities assumed or tell us why liabilities assumed were omitted from your purchase price allocation.

     Response: In response to the Staff's comment, the Company will amend its Form 8-K/A to disclose the assumed capital lease obligations in the Company's purchase price allocation table. Please refer to Note 1 in the Company's proposed Form 8-K/A.

4. Comment: Please refer to footnote four. Please tell us why you depreciate buildings over the 25 year lease term and your consideration of the right to renew the lease for an additional 25 years. We note that you consolidate the buildings owned by PCHI and that Tenet assigned these buildings up to a 40 year life as disclosed in the Note 1 of the acquisition financial statements.

     Response: The Company respectfully requests that the Staff refer to Note 1--"Summary of Significant Accounting Policies - Acquisition and - Consolidation", Note 7--"Sale of Real Estate and Variable Interest Entity", and Note 9-"Related Party Transactions" from the Company's Form 10-Q for the period ended March 31, 2005, for information concerning the sale of real property, furniture, fixtures and contract rights to PCHI, an entity currently owned by related parties, subject to a leaseback of such assets.

     As discussed in these footnotes, the Company remains the primary obligor on the debt it issued to fund the Hospital Acquisition, and as a result the sale-leaseback transaction does not qualify for sale-leaseback accounting (see FAS 98.07). Additionally, the Company is obligated to make rental payments over this 25 year term, as disclosed in Note 11--"Commitments and Contingencies".

     As a result of this series of transactions, the Company is in the economic position of having a leasehold interest in the hospital properties in which it conducts its business. For financial reporting purposes, the Company has determined that the 25 year renewal option does not constitute either a bargain renewal option or a bargain purchase option, and has therefore determined the term of the lease of the hospital assets to be 25 years. The Company depreciates and amortizes the property and equipment acquired in the Hospital Acquisition over periods not to exceed the 25-year term because any residual value the assets may have after such time will be the property of PCHI. Accordingly, the pro forma statements of operations reflect adjustments to: (1) eliminate Tenet's historical depreciation expense, and (2) depreciate and amortize the acquired property and equipment over their estimated useful lives, but limited to the 25-year lease term.

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Four


     In addition, as discussed in Notes 1 and 9, the accounts of PCHI have been consolidated with the Company pursuant to FIN 46(R), and as discussed in
     Note 7 the terms of the lease between the Company, as lessee, and PCHI, as lessor, call for PCHI to make all payments on the acquisition debt. Accordingly, pro forma adjustments: (1) to consolidate the effects of PCHI in the unaudited pro forma financial statements, and (2) to reduce the Company's rent expense to the extent of debt servicing on the underlying debt through an elimination against PCHI's rental income must be reflected.

     Concerning the Staff's reference to an up to 40-year life for buildings in
     Note 1(e) of the historical financial statements of the Tenet Hospitals, please note that Note 1--"Summary of Significant Accounting Policies - Property and Equipment" and Note 3--"Property and Equipment" in the Company's March 2005 Form 10-Q report that the Company depreciates buildings and improvements over periods of 4 to 25 years, and equipment over periods of 3 to 15 years, and set forth the amounts allocated to each category of property and equipment in accounting for the Hospital Acquisition, respectively. These hospitals were built many years ago and management believes the depreciable lives reported reflect the remaining economic useful lives at date of purchase, limited to the period that the Company has a right to use the assets pursuant to the lease with PCHI. It should be noted that the Company also amortizes amounts allocated to land over the 25 year lease term because it has no residual interest in such property.

5. Comment: Please refer to footnote seven. It appears that pro forma adjustment seven includes adjustments to the historical statement of operations of Tenet Hospitals. Please reinstate these historical amounts or disclose, and explain to us, how these pro forma adjustments are directly related to the transaction and factually supportable.

     Response: In response to the Staff's comment, the Company proposes to add additional footnotes explaining how these pro forma adjustments are directly related to the transaction, in accordance with Rules 11-02(b)(5) and 11-02(b)(6). In addition, the Company has expanded the column entitled "Pro-Forma Adjustments" to two columns entitled "Tenet Elimination" and "Tenet Assets Purchased". The Company proposes to include new footnotes 8, 9, and 11 in its Form 8-K/A, which appear in the attached draft amendment and are repeated below:

         "Note 8. As a result of the Acquisition and Sale-leaseback transactions, the Company is in the economic position of having a leasehold interest in the hospital properties in which it conducts its business. For financial reporting purposes the Company has determined that the 25 year renewal option does not constitute either a bargain renewal option or a bargain purchase option and, therefore, has determined the term of the lease of the hospital assets to be 25 years, and will depreciate and amortize the property and equipment acquired in the Hospital Acquisition over periods not to exceed such term because any residual value the assets may have after such time is the property of PCHI. Accordingly, the pro forma statements of operations reflect adjustments to: (1) eliminate Tenet's historical depreciation expense;
         (2) depreciate and amortize the acquired property and equipment over their estimated useful lives but limited to the 25 year lease term.

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Five


         Note 9. Reflects the elimination of the Tenet Hospitals restructuring charges, related to employee severance and retention costs made by Tenet. These nonrecurring charges have been eliminated as they are not indicative of the Company's ongoing operations.

         Note 11. Reflects the elimination of the Tenet Hospitals benefit from income taxes. IHHI is not eligible to recognize a benefit from income taxes due to its limited operating history of losses and its limited ability to carryback any losses. IHHI included the Acquisition and Sale-leaseback transactions in its pro forma income tax provision, which resulted in a deferred tax asset of approximately $4,800,000. IHHI recognized a full valuation allowance of its deferred tax asset of approximately $4,800,000 for the year ended December 31, 2004."

6. Comment: It appears that pro forma adjustment eight for warrants issued will not have a continuing impact on operations. Please remove this adjustment and indicate in your footnote disclosure that this charge was not considered in the pro forma condensed statement of operations or explain to us how this adjustment complies with Article 11 of Regulation S-X. Please refer to Rules 11-02(b)(5) and 11-02(b)(6) of Regulation S-X.

     Response: In response to the Staff's comment, the Company will remove the common stock warrants from the pro forma condensed income statement of operations in accordance with Rule 11-02(b)(5) of Regulation S-X. The Company will amend the introductory paragraphs to disclose that this material nonrecurring charge related to the issuance of the common stock warrants was not included in the pro forma condensed statement of operations, but was included in the Company's consolidated statement of operations for the quarterly period ending March 31, 2005.

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Six


Form 10-Q for the six months ended June 30, 2005

Financial Statements, page 1

Condensed Consolidated Statements of Cash Flows, page 5

7. Comment: Please revise your 2005 Forms 10-Q to remove the $5 million proceeds of the sale property as an investing activity or tell us why it is appropriate. It appears that this item should be eliminated in consolidation against the corresponding asset purchase on the books of PCHI. In addition, please revise your Liquidity and Capital Resources disclosure in MD&A, as appropriate.

     Response: In response to the Staff's comment, the Company advises that the sale of the real property of the Hospitals to PCHI occurred concurrent with the close of the Hospital Acquisition. The Company received $5 million in cash proceeds from the sale of the real property concurrent with the close of the Hospital Acquisition. The Company's gain on the sale of the real property to PCHI is eliminated upon consolidation against PCHI's stepped-up basis in the real property. In response to the Staff comment, the Company will amend its Forms 10-Q for the first and second quarters of 2005 to classify the proceeds from the sale of this property as a financing activity in its condensed consolidated statement of cash flows, and revise its "Liquidity and Capital Resources" disclosure in the MD&A sections of these two Form 10-Q's.

Note 1:  Summary of Significant Accounting Policies, page 6

Company Operations, page 7

8. Comment: We note that you acquire four separate hospitals from Tenet and that separate financial information was disclosed for each of these hospitals in your Form 8-K/A filed June 8, 2005. Please revise your 2005 Forms 10-Q to include segment reporting disclosures required by SFAS 131 or explain to us why each of these hospitals are not reportable segments under paragraph 16 of SFAS 131. Disclose, and explain to us, any operating segments aggregated using the criteria of paragraph 17 of SFAS 131.

     Response: In response to the Staff's comment, the Company notes that it operates in only one line of business -- the provision of health care services through the operation of general hospitals and related health care facilities. The Company's hospitals generated 100% of its net operating revenues during the six months ended June 30, 2005. Accordingly, the Company aggregates its four hospitals into a single reportable operating segment because the Company believes that they meet all of the criteria for aggregation contained in paragraph 17 of SFAS 131. The Company believes that all of its hospitals have similar economic and basic characteristics, including the following:

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Seven


          o The Company's four community hospitals are all located in Orange County, California, within approximately 15 miles of each other and are of comparable size.

          o Each of the four hospitals provides substantially the same health care services, such as emergency rooms, obstetrics centers, etc.

          o    Each of the four hospitals has the same patient service cycle.

          o Each of the four hospitals earns similar gross margins since payor contracts are negotiated for the hospitals as a group, each of the hospitals attracts a similar class of customer (who are mostly from Orange County, California), and the costs of providing health care services are similar across the four hospitals.

          o Each of the four hospitals provides health care services using similar methods and are subject to the same regulatory environment.

          o The Company has centralized certain key operating functions for all of the four hospitals at the parent level (which is the SEC registrant), including treasury, billing and collections.

     In addition, the Company notes that the audited combined financial statements of the four hospitals in its Form 8-K/A filed June 8, 2005 contains unaudited supplementary information for each of the four hospitals. This supplementary information was included for purposes of additional analysis.

Net Patient Service Revenue, page 8

9. Comment: Please revise the disclosure in your 2005 Forms 10-Q regarding discounts for retroactively cost-based revenues to indicate the magnitude of these revenues. You disclose that these revenues were prevalent in prior periods. As you recently acquired your hospitals from Tenet it is not clear how significant these revenues are to your current operations.

     Response: In response to the Staff's comment, the Company will revise the disclosures in Note 1--"Summary of Significant Accounting Policies" in its Forms 10-Q for the first and second quarters of 2005 to provide further disclosure regarding discounts for retroactively cost-based revenues.

Medical Claims Incurred but not Reported, page 11

10. Comment: Please tell us and revise your disclosure, as appropriate:

     o    The nature of your contractual obligations to various HMOs;

     o    What you receive from the HMOs in return for your obligation;

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Eight


     o    Whether you earn service revenues from patients of these HMOs; and

     o How you account for all revenues and expenses under your contractual relationship.

     Please ensure that you reference all applicable accounting guidance in your response to the last bullet

     Response: In response to the Staff's comment, the Company will revise the disclosures in Note 1--"Summary of Significant Accounting Policies" in its Forms 10-Q for the first and second quarters of 2005 to provide further disclosure regarding these items. The Company further advises that it has no contractual obligations to HMOs.

Note 2:  Acquisition, page 13

11. Comment: It does not appear that you identified any intangible assets or goodwill in your purchase price allocation. Please tell us how you applied the guidance provided in paragraphs 35, 37, 39 and 44 of SFAS 141.

     Response: The Company's asset purchase of the Tenet Hospitals included the purchase of certain assets and assumption of certain liabilities, including substantially all of the real property (land and buildings) of four hospitals, inventories of supplies, certain prepaid expenses and other current assets, and the assumption of certain capital lease obligations. The Company allocated a portion of the purchase price to inventories of supplies, consisting primarily of surgical, pharmaceutical and other medical supply items, based on their cost, which approximated current replacement cost as of March 8, 2005. Prepaid expenses and other current assets were valued at their net book value as of the date of close of the asset purchase on March 8, 2005. The Company allocated a portion of the purchase price to property and equipment based on an independent appraisal of their respective fair values. The appraised fair value of the property and equipment was greater than the cost of such assets.

     In assigning values to the assets purchased and liabilities assumed in accordance with SFAS 141, the Company did not identify any intangible assets or goodwill. The Company's independent appraisal of the fair values of the property and equipment purchased was significantly higher than its purchase price. In the Company's purchase price allocation, it considered intangible assets, including the trade names of each of the hospitals, the operating licenses of the hospitals, noncompetition agreements and contractual and noncontractual customer relationships.

     The Company considered the significant historical net losses of each of the hospitals and determined that there was no material value associated with the trade names or contractual customer relationships. The Company also notes that in several instances it was forced to renegotiate material contractual agreements after the acquisition. In the Company's asset purchase agreement with Tenet Healthcare, the Company did not note any contracts that might have material value or any noncompetition agreements. In addition, as a condition to the closing of the acquisition from Tenet, the Company was required to apply and receive new operating licenses for the four hospitals from the State of California.

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Nine


12. Comment: Please revise your 2005 Forms 10-Q to provide the 2004 interim pro forma disclosures required by 58b of SFAS 141 or explain to us why you cannot provide this information even though you have provided 2004 annual financial results of the acquired hospitals.

     Response: In response to the Staff's comment, the Company will amend Note 2 to the financial statements in its 2005 Forms 10-Q to include the 2004 interim pro forma disclosures required by 58b of SFAS 141.

Note 4:  Common Stock, page 14

13. Comment: Please revise your 2004 Form 10-KSB and your 2005 Forms 10-Q to clarify the apparent disparity between the share prices inherent in the Stock Purchase Agreement. It is unclear why 102.6 million shares were issued for $10.1 million and an additional 5.4 million shares were issued for $20 million.

     Response: The original Stock Purchase Agreement, which was filed as Exhibit
     99.2 to the Company's Form 8-K filed on February 2, 2004, states in Section
     1.2 that the aggregate 108 million shares are being purchased for a total of $30 million. Sections 1.2(a)-(e) describe the timing of delivery of funds, of which the first $10 million was due by February 4, 2005 and the remaining $20 million was due six days prior to closing the Hospital Acquisition. Sections 1.3(a) and (b) of the Stock Purchase Agreement state that upon delivery of the first $10 million and the occurrence of certain events, the Company will issue 102.6 million shares. Section 1.3(c) states that upon delivery of the remaining $20 million, the Company will issue an additional 5.4 million shares.

     Despite the provisions calling for delivery of the bulk of the stock upon delivery of only 1/3 of the consideration, the business deal is that the full $30 million is in exchange for the full 108 million shares. In fact, since OCPIN has failed to pay the additional $20 million, a pro rata amount of stock has been returned to the Company and placed into an escrow account against delivery of future funds.

     Please advise if the Staff believes that further disclosure would be helpful on these points.

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Ten


14. Comment: Please tell us how the placement of 57.25 million shares into an escrow account impacted the shares used in your loss per share computation under SFAS 128. In your response, please specifically address the guidance provided in paragraph 10 of SFAS 128.

     Response: In response to the Staff's comment, please be advised that the Escrow Agreement was effective June 1, 2005, but the 57,250,000 shares were not placed into the escrow account until the week beginning July 4, 2005. As the Escrow Agreement was not consummated until July 2005, the Company did not reflect the 57,250,000 shares as contingently issuable in its loss per share calculation for the three and six months ended June 30, 2005. In the Company's Form 10-Q for the three months ended September 30, 2005, it will reflect these shares as contingently issuable shares in its loss per share computation in accordance with paragraph 10 of SFAS 128.

Note 5:  Common Stock Warrants, page 15

15. Comment: We note the potential variability in the ultimate number of shares exercisable under the warrants resulting from the limit of 24.9% of your fully-diluted capital stock. Please tell us your consideration of accounting for these warrants as a derivative financial instrument under SFAS 133.

     Response: The common stock warrants were issued to two individuals in connection with the Rescission, Restructuring and Assignment Agreement entered into on January 27, 2005. The Company does not believe that these warrants constitute derivative financial instrument for purposes of SFAS
     133. According to paragraph 11(b) of SFAS 133, contracts issued by an issuer in connection with stock-based compensation arrangements addressed in SFAS 123 shall not be considered derivative instruments for purposes of SFAS 133.

16. Comment: You disclose that the warrants were issued as part of the restructuring agreements associated with the initial funding arrangement for your hospital acquisition. It appears that the holders have no continuing performance obligation associated with the exercise of the warrants. Please tell us your basis under GAAP for deferring a portion of the warrant value. In your response please specifically address why you have not recorded the fair value of the expected warrants to be issued as a charge to earnings on the date of issuance. Please reference the authoritative literature you relied upon to support your accounting.

     Response: As of March 31, 2005, the Company recorded an expense related to the issuance of the warrants based on the maximum number of warrants that the holders could have exercised as of March 31, 2005. While the holders have no continuing performance obligations associated with the exercise of the warrants, the warrant holders may only exercise warrants for up to 24.9% of the fully diluted stock. As such, the Company recognized a warrant expense in its Forms 10-Q based upon the maximum number of warrants that the holders could contractually exercise as of March 31, 2005 and June 30, 2005, respectively. As more fully discussed below in the response to Comment 17, the basis of the warrant valuation was to assign a value to each potentially exercisable warrant rather than valuing a warrant to purchase up to 24.9% equity interest in the Company regardless of how many shares it involved.

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Eleven


     Per FIN 44, par. 55, "If a grantor increases the number of shares to be issued under a fixed stock option award, the award shall be accounted for as variable from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised."

     The Company believes that, based on FIN 44, it is appropriate to expense the maximum number of shares to be exercised as of March 31, 2005. Any subsequent issuances of the Company's stock after March 31, 2005 would trigger an additional warrant expense under variable accounting. Going forward, during the life of the warrant any increase in the total outstanding shares of common stock in a quarter would trigger additional expense, up to the amount of the deferred warrant expense, which the Company recorded in stockholders' equity.

17. Comment: We note that you effectively recorded the fair value of the warrants issued in January 2005 at approximately $0.375 per share. Please tell us the following information to clarify how the fair value of the warrants was determined:

     a. Please explain how you determined the fair value per share of approximately $0.375 when the intrinsic value appears to be at least $0.62 per share. We note that your closing stock price on January 27, 2005 was $0.77 and that the highest possible exercise price is $0.15 per share.

     b. Please explain to us how you were able to estimate the expected warrant life at between two and two and one-half years.

     c. Please tell us the comparable companies you used to determine your expected volatility. In your response please provide for each company:

          o    the number of hospitals and beds operated

          o    years as a publicly held company

          o historical volatility over two years, two and one-half years and three and one-half years.

     Response: The Company hired an independent professional appraisal firm to perform an analysis of the fair value of the common stock warrants as of the date of issuance, January 27, 2005. The Company advises that the following were the primary factors used by the appraisal firm and the Company in valuing the warrants:

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Twelve


     a. A stock price of $0.50 was used in calculating the fair value of the warrants. This price was based on a series of arm's length transactions whereby the Company sold restricted stock in the year preceding the valuation date. Each of these arm's length transactions occurred at $0.50 per share for stock that was restricted for a period of at least two years. Once the 24.9% warrants are exercised, the underlying stock will not be registered and, if the warrants are exercised for cash, the stock will be restricted for a period of two years and thereafter will likely be subject to the "dribble-out" provisions of Rule 144 (if the warrant holders are considered "affiliates" of the Company). In addition, since the Company's stock is currently very thinly traded, it is likely that finding a market for the number of shares expected to be issued to the warrant holders will be very difficult.

     b. The warrant terms provide for different exercise "tranches" as follows: "The exercise or purchase price for the first 43,000,000 Shares purchased upon exercise of this Warrant shall be $0.003125 per Share, and the exercise or purchase price for the remaining 31,700,000 Shares shall be $0.078 per Share if exercised between January 31, 2007 and July 30, 2007, $0.11 per Share if exercised between July 31, 2007 and January 30, 2008, and $0.15 thereafter, all subject to adjustment as provided in Section 2."

          In light of the multiple exercise prices in the warrants, the Company's valuation assumes the exercise of 43,000,000 shares at $0.003125 per share within two years from the issuance date and the exercise of the remaining warrants within 18 months thereafter. In the Black-Scholes option pricing model, the Company used the median volatility of comparable publicly traded companies owning hospitals over the periods corresponding to the assumed exercise dates of the warrants.

     c. Because the Company only recently began operations (the Company had operated as a development stage company prior to the purchase of the four Tenet hospitals), the Company's historical volatility was not used as a representation of expected future volatility. The Company used the following nine comparable companies in determining its expected volatility, which also will be reflected in the footnotes to the Company's financial statements in the amended filings:

------------------------------------------------------------------------------------------------------------
                                                          Years           Volatility          Volatility
                                                         Traded            Two Year           Three Year
------------------------------------------------------------------------------------------------------------
Amsurg Inc. (AMSG)                                          7.15             42.7%              44.2%
------------------------------------------------------------------------------------------------------------
Community Health Systems (CYH)                              4.64             30.0%              34.7%
------------------------------------------------------------------------------------------------------------
HCA Healthcare Company (HCA)                               12.93             28.3%              31.2%
------------------------------------------------------------------------------------------------------------
Health Management Associates Inc. (HMA)                    13.98             26.7%              29.9%
------------------------------------------------------------------------------------------------------------
Lifepoint Hospitals Inc (LPNT)                              5.72             39.2%              41.2%
------------------------------------------------------------------------------------------------------------
MEDCATH CP (MDTH)                                           3.49             53.2%              54.3%
------------------------------------------------------------------------------------------------------------
Tenet Healthcare Corp (THC)                                23.08             44.6%              64.6%
------------------------------------------------------------------------------------------------------------
Triad Hospitals Inc (TRI)                                   5.72             33.6%              37.8%
------------------------------------------------------------------------------------------------------------
Universal Health Serv Inc Class B (UHS)                    14.85             31.4%              32.2%
                                                                             -----              -----
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    MEDIAN:                                                                  33.6%              37.8%
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

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Thirteen


The following is a description of the companies used in the volatility analysis:

     o AmSurg operates 128 specialty practice-based ambulatory surgery centers that focus on a narrow range of high-volume, low-risk procedures such as gastroenterology (colonoscopy & endoscopy), orthopedics (knee scopes & carpal tunnel repair), otolaryngology (tonsillectomy), and ophthalmology (cataracts & laser eye surgery).

     o Community Health Systems (CHS) owns and operates 70 full-service, acute care hospitals in non-urban areas where CHS is typically the prominent primary health care provider.

     o HCA owns or operates some 190 acute care, psychiatric, and rehabilitation hospitals (totaling more than 44,000 beds) and about half as many ambulatory surgery centers.

     o Health Management Associates operates a network of nearly 60 acute care and psychiatric hospitals in about 20 mainly southern states.

     o LifePoint operates 50 hospitals (about 5,300 beds) located mostly in the Southeast and primarily in rural areas where they are the only such facilities available.

     o MedCath operates 12 heart hospitals specializing in cardiology and cardiovascular services, mostly in the South and Southwest.

     o Tenet Healthcare owns or operates some 80 acute care hospitals with more than 19,600 beds in 13 states.

     o Triad Hospitals owns or operates more than 50 hospitals and nearly 20 outpatient surgery centers in some 20 Sunbelt and western states.

     o UHS owns or operates four dozen acute care hospitals with more than 7,200 beds, almost 20 ambulatory surgical and radiation therapy centers, and some 45 behavioral health centers with about 4,000 beds.

Note 8:  Income Taxes, page 19

18. Comment: Please revise your 2005 Forms 10-Q to quantify the individual amounts in your statutory rate reconciliation as required by paragraph 47 of SFAS 109 and disclose the components of your net deferred tax assets and valuation allowance as required by paragraph 43 of SFAS 109.

     Response: In response to the Staff's comment, the Company will amend its Form 10-Q for the six months ended June 30, 2005 to quantify in Note 8 the individual amounts in its statutory rate reconciliation and disclose its net deferred tax assets and valuation allowance as required by paragraphs 43 and 47 of SFAS 109.

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Fourteen


19. Comment: You disclose that you are currently assessing the potential impact of the taxable event related to your sale of membership interest in PCHI. Please revise your 2005 Forms 10-Q to quantify the potential impact of the 2005 taxable event and the amount of the tax provision recorded in 2005. If no tax provision was recorded, please disclose, and explain to us, why this taxable event does not result in a provision for income taxes.

     Response: In response to the Staff's comment, the Company will amend its 2005 Forms 10-Q in Note 8 to disclose the potential impact of the Company's sale of membership interests to PCHI. Please refer to "Gain on sale of assets" in the statutory rate reconciliation table.

Management's Discussion and Analysis, page 23

Critical Accounting Policies and Estimates, page 24

20. Comment: We believe your disclosures should include an analysis of the uncertainties in applying these accounting policies or quantification of the related variability in operating results that your expect to be reasonably likely to occur. Your disclosures should not duplicate accounting policy disclosures from your financial statement footnotes and should provide investors with a full understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. For each of your critical accounting policies, please revise your 2005 Forms 10-Q to disclose the uncertainties in applying these critical accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

     Response: In response to the Staff's comment, the Company will amend its 2005 Forms 10-Q to revise the disclosures related to Critical Accounting Policies and Estimates to reflect the items mentioned in your comment. These revisions will be contained primarily in Note 1--"Summary of Significant Accounting Policies" and Note 5--"Common Stock Warrants".

Contractual Obligations

21. Comment: Please revise your 2005 Forms 10-Q to disclose the material changes to your contractual obligations during the interim periods. Please refer to Instruction 7 to Rule 303(b) of Regulations S-K. Please consider a table of contractual obligations as required by Rule 303(a)(5) of Regulation S-K due to the significant changes to your contractual obligations since the end of 2004.

MORRISON  |  FOERSTER

Mr. James B. Rosenberg
October 19, 2005
Page Fifteen


     Response: In response to the Staff's comment, the Company respectfully advises that it does not believe it has any items responsive to Rule 303(a)(5) other than its lease obligations (the details of which are disclosed in footnotes to the Company's financial statements), and therefore does not believe that adding a table of contractual obligations would materially improve the presentation.

     The Company included details of its lease obligations in its March 2005 Form 10-Q under Note 11--"Commitments and Contingencies", but inadvertently omitted such information in its June 2005 Form 10-Q. The Company will amend its June 2005 Form 10-Q to include such information under Note 11, and commits to including this information in future filings. Please note that the Company consolidates and discloses in Note 7--"Sale of Real Estate and Variable Interest Entity" its off-balance sheet arrangements with PCHI related to lease obligations.

                                    * * * * *

In connection with the Company's responses to the Staff contained herein, we hereby acknowledge, on behalf of the Company, that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced in this letter;

     o staff comments or changes to disclosure in the Company's responses to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings referenced in this letter; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the captioned filing, please direct them to the undersigned at (213) 892-5290. Our facsimile number is (213) 892-5454.

Very truly yours,

/s/ Allen Z. Sussman

Allen Z. Sussman

Enclosures

cc:      Mr. Mark Brunhofer -- Securities and Exchange Commission
         Mr. Donald Abbott -- Securities and Exchange Commission
         Mr. Bruce Mogel -- Integrated Healthcare Holdings, Inc.